Exhibit 99.1

Olink announces preliminary unaudited revenue for the fourth quarter and full year 2021

UPPSALA, Sweden, January 10, 2022 (GLOBE NEWSWIRE) -- Olink Holding AB (publ) (“Olink”) (Nasdaq: OLK) today announced preliminary unaudited revenue for the fourth quarter and year ended December 31, 2021, and additional select unaudited performance metrics.

Revenues for the fourth quarter 2021 are expected to be between $43.2 million and $43.7 million, versus $27.2 million in the corresponding quarter of last year. Full year 2021 revenues are expected to be between $94.5 million and $95.0 million, an increase of approximately 75% compared to the year ended December 31, 2020. In addition, Olink anticipates fourth quarter 2021 Kit share of total revenues will be roughly 35%, versus 18% reported during the third quarter of 2021. The Company also expects year-end Explore externalizations to reach a total of 25, consistent with its overall plan for 2021.

Olink intends to provide guidance for the full year 2022 when it reports fourth quarter and full year 2021 earnings on February 14, 2022.

“2021 was a transformational year for Olink, including our successful IPO, strong execution of the next phase of our corporate plan, and the achievement of numerous milestones,” said Jon Heimer, CEO. “This tremendous progress, and our strong competitive position, would not have been possible without the talent and determination of the entire Olink team.”

Fourth quarter and full year 2021 results conference call

Olink expects to report its full unaudited financial results for the full year 2021 before the market open on Monday, February 14, 2022. Company management will host a conference call to discuss financial results at 8:00 am ET. Investors interested in listening to the conference call may do so by dialing (833) 562-0120 for domestic callers or (661) 567-1096 for international callers, followed by Conference ID: 5159949. A live webcast of the conference call will be available on the “Investors” section of the Company's website at https://investors.olink.com/investor-relations. The webcast will be archived and available for replay for at least 90 days after the event.

Virtual presentation at the 40th Annual J.P. Morgan Healthcare Conference

Jon Heimer, CEO, will give a virtual presentation at 9:00 am ET on Wednesday, January 12, 2022, at the 40th annual J.P. Morgan Healthcare Conference. A live and archived webcast of the event will be available on the “Events” section of the Company’s website at https://investors.olink.com/news-events/events.

Use of forward-looking statements

This press release contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. All statements contained in this release other than statements of historical fact are forward-looking statements, including statements regarding our 2021 revenue outlook, our Explore externalizations, our ability to develop, commercialize and achieve market acceptance of our current and planned products and services, our research and development efforts, and other matters regarding our business strategies, use of capital, results of operations and financial position, and plans and objectives for future operations. In some cases, you can identify forward-looking statements by the words “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks, uncertainties and other factors are described under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Registration Statement on Form F-1, as amended (File No. 333-257842) and elsewhere in the documents we file with the Securities and Exchange Commission from time to time. We caution you that forward-looking statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. As a result, the forward-looking statements may not prove to be accurate. The forward-looking statements in this press release represent our views as of the date hereof. We undertake no obligation to update any forward-looking statements for any reason, except as required by law.

About Olink

Olink Holding AB (Nasdaq: OLK) is a company dedicated to accelerating proteomics together with the scientific community, across multiple disease areas to enable new discoveries and improve the lives of patients. Olink provides a platform of products and services which are deployed across major biopharmaceutical companies and leading clinical and academic institutions to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. The company was founded in 2016 and is well established across Europe, North America and Asia. Olink is headquartered in Uppsala, Sweden.

IR Contact

Jan Medina, CFA

VP Investor Relations & Capital Markets

Mobile: +1 617 802 4157

jan.medina@olink.com

Media Contact

Andrea Prander

Corporate Communications Manager

Mobile: +46 768 775 275

andrea.prander@olink.com